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                                                  Filed by WebTrends Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934
                                          Subject Company: WebTrends Corporation
                                                   Commission File No. 000-25215

CUSTOMER LETTER, FAQ AND FACT SHEET POSTED ON WEBTRENDS WEB SITE
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January 17, 2001

TO OUR VALUED CUSTOMERS:

WebTrends Corporation today announced a strategic merger agreement with NetIQ Corporation (Nasdaq: NTIQ). The combined company brings together the market leaders in eBusiness Intelligence and eBusiness infrastructure management to provide you with comprehensive solutions for all the components of your eBusiness infrastructure -- from back-end servers, networks and directories, to front-end web servers and eBusiness applications. The resulting product portfolio will enable you to improve the return on your eBusiness investment with products for web visitor intelligence, as well as systems administration, network performance, operations and security management.

The combined company will comprise over 1,000 employees to better serve your needs. We will continue to invest in the WebTrends brand and product lines out of our Portland, Oregon location. The company will operate under the name NetIQ and be headquartered in San Jose, California. For you, our customers, some specific benefits of the new company include:

o       BROADER PRODUCT PORTFOLIO FOR IMPROVING YOUR EBUSINESS PERFORMANCE:
        The merger of NetIQ and WebTrends will deliver to you the broadest set of leading-edge solutions for delivering web analytics and eBusiness Intelligence. Systems administration, network performance management, and operations management are just a few of the examples of award-winning products and solutions that you will soon be able to get from WebTrends as a result of this merger with NetIQ.

o GREATER SUPPORT AND RESOURCES TO BETTER SERVE YOUR NEEDS: The combined company will be able to improve upon its already stellar support of your eBusiness initiatives with a staff over 1,000 employees, a market capitalization of over $3.5 billion, an installed base of over 52,000 customers, and a global presence with office locations and distributors in North America, Latin America, Europe and Asia Pacific.

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o       LEADING-EDGE TECHNOLOGY TO KEEP YOU COMPETITIVE: You will be pleased with the enhancements to existing products and the new solutions that we will provide as these talented teams of savvy developers integrate to deliver leading edge technology and services to keep you ahead of your competition.

To learn more about NetIQ, visit their web site at http://www.netiq.com.

WHAT HAPPENS NEXT?

As with all mergers, it will take several months to finalize all of the details. We will keep you up-to-date on any additional developments that may be of interest. We would like to assure you that we are committed to delivering the same high quality products and dependable service you have come to expect from WebTrends.

Finally, we'd like to thank you for your continued support. We look forward to offering you even more solutions for eBusiness intelligence and infrastructure management in the future. If you have any questions, visit www.webtrends.com or contact your WebTrends representative at 1-888-WEBTRENDS (888-932-8736).

Best regards,
Eli Shapira
Chief Executive Officer
WebTrends Corporation

WebTrends Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from WebTrends' shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WebTrends' proxy statement filed with the SEC on April 4, 2000. This document is available free of charge at the SEC website at www.sec.gov and from WebTrends Press Relations at 503-294-7025 x 2362. SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORMS S-4 TO BE FILED BY NETIQ AND WEBTRENDS WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS PRESS RELATIONS AT (503) 294-7025 EXT. 2362 AND NETIQ PRESS RELATIONS AT (713) 548-1863.


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FREQUENTLY ASKED QUESTIONS

WHO IS NETIQ?

NetIQ Corporation (Nasdaq: NTIQ) is a leading provider of e-business infrastructure management software that enables organizations to optimize the performance and availability of their Windows NT- and Windows 2000-based systems and applications. The NetIQ family of products consists of three product lines, which span systems administration, data-center operations management and network performance management. NetIQ products reduce the cost of operations and increase the security, performance and availability of e-business applications, directories, servers and networks. NetIQ's comprehensive and adaptable approach to Windows NT and Windows 2000 management has made it a trusted provider of software for more than 2,000 customers, including Charles Schwab, Microsoft, Nasdaq and Shell Services International.

The company has over 550 employees worldwide and is headquartered in San Jose, California, with development and operational personnel in Houston, Texas; Raleigh, North Carolina; and Bellevue, Washington.

WHY IS WEBTRENDS MERGING WITH NETIQ?

The merger of WebTrends, the leader in web analytics and eBusiness Intelligence and NetIQ, the leader in Windows eBusiness infrastructure management will create one of the top software companies in the world. By joining forces with NetIQ, the combined company will be uniquely positioned to provide enterprise organizations, eBusinesses and xSPs the most comprehensive infrastructure management and intelligence solutions for all components of an organization's eBusiness infrastructure -- from back-end server networks and directories, to front-end web servers and applications.

The resulting product portfolio will include product lines for systems administration, network performance management, operations management, security management, web analytics and eBusiness Intelligence.

Furthermore, given the synergies between WebTrends' products and NetIQ's Operations Management products, this transaction will enable the combined company to further leverage NetIQ's recent agreement with Microsoft as we focus on overlaying additional high-growth offerings on Microsoft's robust platform.

WHY IS THIS TRANSACTION COMPELLING FOR WEBTRENDS?

The combination is a strategic fit that brings together two companies with complementary product offerings as well as synergistic technologies, target markets and distribution channels - creating an organization that is poised to provide customers complete end-to-end infrastructure management and intelligence solutions. In addition to providing significantly enhanced offerings to our customers, the transaction will also provide compelling opportunities for our employees and immediate value to shareholders. Finally, the combined company will have significantly greater size and scale from both a financial and an organizational perspective to fuel future growth.

WHAT HAPPENS TO THE WEBTRENDS BRAND?

The WebTrends brand is one of the most important assets of the company. As the market leader with 50,000 customers around the world, the WebTrends brand is

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well established in the eBusiness Intelligence and web analytics categories.
This merger will round out the WebTrends line of products and allow for even more aggressive branding of both companies.

HOW DOES WEBTRENDS VRM SOLUTIONS FIT INTO NETIQ'S STRATEGY TO BECOME THE LEADER IN EBUSINESS INFRASTRUCTURE MANAGEMENT, SECURITY AND STORAGE SOLUTIONS?

WebTrends recent work within the Visitor Relationship Management (VRM)(TM) space is in leading a rapidly growing market to help eBusinesses understand how they can turn more of their web visitors into customers. A recent Aberdeen study announced expected year over year growth of 200% for the category. NetIQ will be able to leverage WebTrends established market position as companies look to an enterprise software provider for a complete end to end solution: from analyzing and monitoring back end servers to analyzing visitor behavior and traffic on their web servers resulting in improved business performance.

HOW DOES THIS COMBINATION BENEFIT NETIQ/WEBTRENDS SHAREHOLDERS?

This is a strategic and financially compelling combination that will create significant value for shareholders of both companies. The transaction is expected to be immediately accretive to NetIQ's earnings. Furthermore, there is significant additional growth potential as the companies capitalize on cross-selling opportunities stemming from the complementary nature of their product offerings, customer bases, distribution strategies and brands.

HOW DOES THIS MERGER CHANGE WEBTRENDS SUCCESS IN ESTABLISHING VRM AS A VIABLE EBUSINESS PLATFORM?

This merger provides us a number of definitive advantages that will allow the company to continue to build on the momentum in the market with WebTrends' VRM solutions. Specifically, it allows us to offer our customers a broader set of solutions to manage and analyze their eBusiness systems. NetIQ possesses a world-class product line for system administration, network performance and security management which are fundamental to a growing eBusiness. With WebTrends VRM solutions, we are able to provide sophisticated web analytics and data integration capabilities to augment an organization's capability to help them turn more web visitors into customers. This ultimately maximizes business performance and efficiency by providing sophisticated web analytics designed for the business manager. With NetIQ's established field sales force and international operations, as well as its presence in enterprise-class organizations, VRM is poised to accelerate adoption at an even greater pace.

WHAT ARE THE TERMS OF THE AGREEMENT?

Under the agreement, NetIQ will issue 0.48 shares of common stock for each share of WebTrends common stock.

WHAT APPROVALS ARE REQUIRED TO COMPLETE THIS TRANSACTION?

The transaction is subject to regulatory approvals, approval by the shareholders of both companies, and customary closing conditions.

WHAT ABOUT WEBTRENDS MANAGEMENT TEAM?

Eli Shapira will become Chief Strategy Officer and will join the Board of Directors. Glen Boyd will be Chief Information Officer, managing worldwide information systems management. Dan Meub will be SVP and General Manager of

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WebTrends with all functional VPs reporting directly to him. Jim Richardson will continue as CFO of WebTrends managing the integration of the finance, accounting and legal departments. Mark Reed will be SVP of WebTrends Corporate Development and North American Sales.

WHAT WILL BE THE ROLES OF NETIQ AND WEBTRENDS' CEOS?

Following the merger, Ching-Fa Hwang will continue to be CEO of Net IQ and WebTrends' CEO Eli Shapira will become chief strategy officer of NetIQ. In that position, Shapira will work closely with Ching-Fa Hwang on determining the company's long-term strategy and developing plans to continue the company's growth.

HOW DOES THIS MERGER BENEFIT CUSTOMERS?

We believe this combination will deliver additional value to our customers. By bringing together two market leaders, the company will be uniquely positioned to provide enterprises, eBusinesses and xSP's the most comprehensive management solutions from back-end servers, networks and directories to front-end web servers and applications.

WHO ARE NETIQ'S AND WEBTRENDS' LARGE CUSTOMERS?

Both companies serve a number of large enterprises, including a majority of companies belonging to the Fortune 500. NetIQ's large customers include Microsoft, Charles Schwab, Nasdaq, Shell Services International. WebTrends works with over 50,000 customers including over half the Fortune and Global 500. Some customers include: American Express, AT&T, Comcast, Dow Jones & Company, EDS, Firstar, IBM, Microsoft, NASA, NCR, Pharmacia & Upjohn, PSINet, Verio, marchFIRST, and UUNet.

WebTrends Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from WebTrends' shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WebTrends' proxy statement filed with the SEC on April 4, 2000. This document is available free of charge at the SEC website at www.sec.gov and from WebTrends Press Relations at 503-294-7025 x 2362. SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORMS S-4 TO BE FILED BY NETIQ AND WEBTRENDS WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS PRESS RELATIONS AT (503) 294-7025 EXT. 2362 AND NETIQ PRESS RELATIONS AT (713) 548-1863.


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MERGER AT A GLANCE

STRATEGIC RATIONALE

The merger of NetIQ and WebTrends will create a powerhouse uniquely positioned to provide comprehensive, leading-edge solutions for managing Windows and non-Windows-based platforms, applications and devices, and Internet-based systems. This transaction joins companies with synergistic product offerings, vision, target markets and customer bases into a strong and uniquely positioned combination.

The new company will be able to provide enterprise organizations, eBusinesses and service providers the most comprehensive infrastructure management and intelligence solutions for all the components of their eBusiness infrastructure -- from back-end servers, networks and directories to front-end web servers and applications.

The new company will offer an end to end solution for eBusiness management and intelligence -- the resulting product portfolio will include product lines for systems administration, network performance management, operations management, security management, web management, and eBusiness analytics and intelligence.

TRANSACTION SUMMARY

TERMS WebTrends shareholders will receive 0.48 shares of NetIQ common stock for each WebTrends common share.

STRUCTURE       Purchase accounting/tax-free exchange.

CLOSING Expected to close late in the first calendar quarter or early in the second quarter, subject to regulatory approvals, approval by the stockholders of both companies, and customary closing conditions.

COMBINED COMPANY KEY FACTS

NAME            NetIQ Corporation (Nasdaq: NTIQ) http://www.netiq.com

HEADQUARTERS    NetIQ will remain headquartered in San Jose, CA,
                with development and operational personnel located in Houston, TX, Raleigh, NC, Bellevue, WA and
                Portland, OR.

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MANAGEMENT      Ching-Fa Hwang           President and Chief Executive Officer
                Eli Shapira              Chief Strategy Officer
                James A. Barth           Chief Financial Officer
                Thomas P. Bernhardt      Chief Technology Officer
                Glen Boyd                Chief Information Officer
                Flint Brenton            Senior VP of Engineering
                Her-Daw Che              Senior VP of Unix Technology
                Tom Kemp                 Senior VP of Products
                Dan Meub                 Senior VP of WebTrends Products
                Rick Pleczko             Senior VP of Marketing
                Glenn Winokur            Senior VP of Worldwide Sales

EMPLOYEES       Approximately 1000

REVENUES NetIQ will have pro forma calendar 2000 revenues of approximately $160 million.

MARKET CAP      With the combination, NetIQ will have a market
                capitalization in excess of approximately $4 billion.

WebTrends Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from WebTrends' shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WebTrends' proxy statement filed with the SEC on April 4, 2000. This document is available free of charge at the SEC website at www.sec.gov and from WebTrends Press Relations at 503-294-7025 x 2362. SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORMS S-4 TO BE FILED BY NETIQ AND WEBTRENDS WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS PRESS RELATIONS AT (503) 294-7025 EXT. 2362 AND NETIQ PRESS RELATIONS AT (713) 548-1863.